
Mail Stop 3720

October 28, 2009

Mr. Alexis Korybut
Chief Financial Officer
Tactical Air Defense Services, Inc.
1515 Perimeter Rd.
West Palm Beach, FL 33406

> **Re:** **Tactical Air Defense Services, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed October 20, 2009**
> **File No. 333-79405**

Dear Mr. Korybut:

We have reviewed your amended filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 8-K
Item 4.01

1.   Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. If you have any questions, please call Melissa Kindelan, Staff Accountant, at (202) 551-3564.

Sincerely,

Larry Spirgel
Assistant Director